PLAINS ALL AMERICAN PIPELINE, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
December 14, 2009

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549-7010 Attention: Mr. John Lucas	Via EDGAR and Facsimile
Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-162477) of Plains All American Pipeline, L.P., a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-162477) be accelerated so that the Registration Statement will become effective on Wednesday, December 16, 2009 at 11:00 a.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PLAINS ALL AMERICAN PIPELINE, L.P. By: PAA GP LLC, its general partner By: Plains AAP, L.P., its sole member By: Plains All American GP LLC, its general partner
By:	/s/ Tim Moore
	Name:	Tim Moore
	Title:	Vice President, General Counsel and Secretary